EXHIBIT 99.2
                Auditors' report for Certificate Series 1997 C-1
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                         INDEPENDENT ACCOUNTANT'S REPORT

To the Partners of CRIIMI MAE Services Limited Partnership:

We have examined management 'e assertion about CRIIMI MAE Services Limited Partnership's compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) and that CRIIMI MAE Services Limited Partnership had in effect a fidelity bond and errors and omissions policy in the amount of $20 million as of and for the year ended December 31, 1997 included in the accompanying Management's Assertion. Management is responsible for CRIIMI MEB Services Limited Partnership's compliance with those minimum servicing standards and for maintaining a fidelity bond and errors and omissions policy. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about CRIIMI MAE Services Limited Partnership's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on CRIIMI MAE Services Limited Partnership's compliance with the minimum servicing standards.

In our opinion, management's assertion that CRIIMI MAE Services Limited Partnership complied with the aforementioned minimum servicing standards and that CRIIMI MAE Services Limited Partnership had in effect a fidelity bond and errors and omissions policy in the amount of $20 million as of and for the year ended December 31, 1997 is fairly stated, in all material respects.

Washington, D.C                           /S/Arther Andersen LLP.
February 27, 1998